One Federal Street

Boston, MA  02110

Noreen A. Martin
Direct Phone:               (617) 951-8373
Direct Fax:                   (617) 951-8736
noreen.martin@bingham.com

January 26, 2010

Song Brandon
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Presidential Associates I Limited Partnership Preliminary Merger Proxy Statement on Schedule 14A Filed on December 7, 2009 File No. 000-12210

Schedule 13E-3 Filed December 7, 2009
Filed by Presidential Associates I Limited Partnership, ERI/Presidential LLC, ERI/Presidential Merger Sub Limited Partnership, Equity Resource Investments, LLC, Winthrop Financial Co., Inc., Linnaeus-Phoenix Associates Limited Partnership, DCA Adolphus LLC, ERI/Win GP LLC, ERF Manager LLC, Equity Resource Fund XXIV, LLC, ERF Fund XXIV GP LLC, Eggert Dagbjartsson, Victor J. Paci and Andrew Prague
      File No. 005-39072

Dear Ms. Brandon:

On behalf of our client, Presidential Associates I Limited Partnership, a Maryland limited partnership (the “Company”), submitted herewith please find Amendment No. 1 to the Preliminary Merger Proxy Statement on Schedule 14A, File No. 000-12210, of the Company (as amended, the “Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3, File No. 005-39072 (as amended, the “Schedule 13E-3”). The Preliminary Proxy Statement and Schedule 13E-3 have been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated January 6, 2010 (the “Comment Letter”) and to effect updating and other changes.

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers in each response refer to page numbers of the Preliminary Proxy Statement as submitted on the date of this letter.

U.S. Securities and Exchange Commission
January 26, 2010

Comment:

Proxy Statement on Schedule 14A

Reasons for the Transaction:  Fairness of the Transaction, page 14

“Our general partners are entitled to their proportionate share of our distributable assets, page 16

1.
We note your disclosure that the general partners are “now entitled to receive, in the aggregate, 5% of all non-cash flow distributions.”  Please quantify this percentage into a dollar amount and clarify what you mean by “non-cash flow distributions.”

Response:

1.
In response to the Staff’s comment, page 13 of the Preliminary Proxy Statement has been revised to set forth a definition of “non-cash flow distribution” and to quantify in dollars the amount of non-cash flow distributions the general partners are entitled to receive.  As disclosed in the Preliminary Proxy Statement, based on the partners’ equity of approximately $6,600,000 as of June 30, 2009, 5% of all non-cash flow distributions is approximately $330,000.

Comment:

Fairness of the Merger,  page 17

2.
We note your disclosure in the introductory paragraph of this section where you disclose that the filing persons of the Schedule 13E-3 “all reasonably believe that the merger and merger agreement is both substantively and procedurally fair to the limited partners of the Partnership.” (Emphasis added).  Please revise to state whether such persons believe the merger transaction is substantively and procedurally fair to unaffiliated limited partners of the Partnership.  See Item l0l4(a) of Regulation M-A and See Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

U.S. Securities and Exchange Commission
January 26, 2010

Response:

2.
In response to the Staff’s comment, pages 4, 14, 15 and 16 of the Preliminary Proxy Statement have been revised to state that the filing persons of the Schedule 13E-3 “all reasonably believe that the merger and merger agreement are substantively and procedurally fair to the unaffiliated limited partners of the Partnership.”

We note that in order for the Company to consummate the merger, unaffiliated holders representing approximately 38% of the limited partnership interests will have to affirmatively vote “FOR” the adoption of the merger agreement and the approval of the merger.  Therefore, the vote of the security holders is more than a “mere formality” and indeed, if the requisite vote “FOR” by the unaffiliated holders is not obtained, the merger cannot be consummated.  In addition, although the Company and certain of its affiliates stand on both sides of the merger agreement, no liquid market for the limited partnership interests exists, thereby eliminating the concern that the merger consideration to be received by the unaffiliated holders is less than the current market price.

Comment:

Substantial Fairness, page 17

3.
We note your disclosure in the carryover paragraph on page 18 that the filing persons “agree with CAS FAS’ analysis and opinion as to the fairness of the merger consideration.”  Please note that if any filing person based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No.34-17719 (April 13, 1981).  Please revise your disclosure accordingly.

Response:

3.
In response to the Staff’s comment, page 16 of the Preliminary Proxy Statement has been revised to state that the filing persons considered the Fairness Opinion when making their determination that the merger transaction is substantively fair to the unaffiliated holders.  However, the filing persons have not expressly adopted the analysis conducted by CAS FAS when arriving at its opinion.

U.S. Securities and Exchange Commission
January 26, 2010

Comment:

4.
In addition, the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  If the filing persons are relying on the discussion of others such as the financial advisor, please note that to the extent the financial advisor’s discussion and analysis does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, each of the filing persons must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  We note for example that the recommendation and analysis of the CAS FAS’ does not appear to address many of the factors listed in Instruction 2 to Item 1014.  Please revise your disclosure accordingly, or explain in detail why such factors were not deemed material or relevant.

Response:

4.
In response to the Staff’s comment, pages 4 to 16 of the Preliminary Proxy Statement have been revised to include additional disclosure regarding the factors that the filing persons considered when arriving at their determination that the merger transaction is substantively fair to the unaffiliated holders of the Company.  We respectfully submit that the current circumstances of the Company, including the ongoing litigation which prevents the liquidation of the Company, the lack of a public market for the limited partnership interests and the absence of any income producing assets, were considered in addition to the factors listed in Instruction 2 of Item 1014, such as current and historical market prices and previous purchase prices for the units, which were not necessarily as relevant to fairness in this case.

Comment:

5.
Please address how each of the board, or any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor’s fairness opinion addressed fairness with respect to all limited partners, rather than all limited partners unaffiliated with the Partnership.

U.S. Securities and Exchange Commission
January 26, 2010

Response:

5.
As discussed on pages 14 to 17 of the Preliminary Proxy Statement, each of the filing persons considered numerous factors in determining that the merger transaction is both substantially and procedurally fair to the unaffiliated holders of the Company, and no particular weight was assigned to any one factor. The filing persons specifically considered the current circumstances of the Company, such as the ongoing litigation which prevents the liquidation of the Company, the lack of public market for the limited partnership interests and the absence of any income producing assets.

As part of their determination, the filing persons did consider the Fairness Opinion provided by CAS FAS and its conclusion that the merger consideration is fair from a financial perspective to all the limited partners of the Company.  The filing persons considered that the affiliated holders and unaffiliated holders will receive the same consideration per unit of limited partnership interest if the merger is consummated, and that in all respects the affiliated and unaffiliated holders will receive the same treatment.  In addition, although certain holders are affiliated with Equity Resource Investments, LLC (“ERI”), those holders may actually represent other investors that are unaffiliated with the ERI.  For example, a deemed “affiliated holder” may be affiliated with ERI simply because that holder’s managing partner is affiliated with ERI; however, the limited partners in that “affiliated holder”, who will be receiving the economic benefit of the merger consideration, may be unaffiliated with ERI.  Finally, the filing persons also considered the procedural protections being accorded to the unaffiliated holders.

Comment:

Procedural Fairness, page 18

6.
We note your disclosure in the fifth paragraph that each of the filing persons “did consider and explore alternative methods that would result in the Partnership becoming a non-reporting SEC company, each of which was determined to be impractical, more expensive, more time-consuming or potentially ineffective in achieving our goals in an efficient manner.”  Please revise this section to specifically describe the other alternatives considered by the filing persons and the specific reasons each of the alternatives were rejected.  Refer to Item l013(b) of Regulation M-A.

U.S. Securities and Exchange Commission
January 26, 2010

Response:

6.
In response to the Staff’s comment, page 17 of the Preliminary Proxy Statement has been revised to include a description of the other alternative transactions considered by the general partners of the Company that would result in the Company becoming a non-reporting SEC company, in particular the dissolution of the Company and the establishment of a liquidating trust and an issuer tender offer for the limited partnership interests.

Comment:

Fairness Opinion, page 19

7.
We note your disclosure in the first full paragraph that the letter agreement entered into with CAS FAS specified “the materials required by CAS FAS in order to complete the Fairness Opinion.”  Please specify and describe the materials provided to CAS FAS.  In addition, to extent such materials included any financial projections, please disclose the projections provided to CAS FAS.  Your discussion should include the date of the projections as well as the key business, and economic, assumptions underlying your projections.

Response:

7.
In response to the Staff’s comment above and comment no. 12 below, Exhibit C to the Preliminary Proxy Statement has been revised to include all the exhibits to the Fairness Opinion.  Exhibit 6 to the Fairness Opinion lists the documents relied upon by CAS FAS in determining its valuation.  None of the materials provided by the Company to CAS FAS included any financial projections; therefore, the Preliminary Proxy Statement does not contain disclosure regarding any financial projections.

Comment:

8.
Please revise to disclose the data underlying the results described in this section.  In addition, for each analysis, show how the information from the analysis resulted in the conclusion disclosed in your document.

U.S. Securities and Exchange Commission
January 26, 2010

8.
In response to the Staff’s comment, pages 17 to 23 of the Preliminary Proxy Statement have been revised to include the data underlying the results set forth in the description of the Fairness Opinion and to show how the data was used to arrive at the conclusions found in the Fairness Opinion.

Comment:

Effects of the Transaction on the Partnership:  Plans after the Merger Transaction, page 22

9.
It does not appear you have included the information required by Instruction 3 to Item l013(d), which provides that if the Schedule 13E-3 if filed by an affiliate of the subject company, the description of the effects of the transaction should also disclose the affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.  Please revise your disclosure accordingly.

Response:

9.
In response to the Staff’s comment, page 25 of the Preliminary Proxy Statement has been revised to provide more disclosure regarding the effects of the transaction on the general partners’ interest in the net book value and net earnings of the Partnership, as well as the interest in the net book value and net earning held by holders affiliated with ERI.

Comment:

Material U.S. Federal Income Tax Consequences of the Merger, page 24

10.
We note the reference to footnote 3 providing that your discussion on the tax consequences is to be reviewed by tax counsel.  Please confirm to us that before you file your definitive proxy statement, you will remove this footnote reference.

Response:

10.	In response the Staff’s comment, the reference on page 26 to the review by tax counsel has been deleted.

U.S. Securities and Exchange Commission
January 26, 2010

Comment:

The Merger Agreement, page 27

11.
It is your responsibility to summarize accurately.  Please revise the first paragraph of this section to delete the portion of the sentence indicating that the summary of merger agreement opinion is qualified in its entirety by reference to the full text of the agreement.  Please make a corresponding change to similar disclosure contained in the last paragraph on page 43.

Response:

11.
In response to the Staff’s comment, pages 1, 29 and 46 of the Preliminary Proxy Statement have been revised to delete the statements that the description of the merger agreement is qualified in its entirety and the reference to the full text of the merger agreement.

Comment:

Exhibit C:  Fairness Opinion

12.
It does not appear you have provided all of the exhibits listed in Item 5 of the Fairness Opinion.  In this regard, we note you have only filed Exhibit 1 containing the definitions used in the opinion.  Please tell us if you intend to provide Exhibits 4, 6 and 7 to the limited partnership holders.  If not, please explain why not and provide these materials to us supplementally.

Response:

12.	In response to the Staff’s comment, Exhibit C to the Preliminary Proxy Statement has been revised to include all the exhibits to the Fairness Opinion.

*                    *                  *

U.S. Securities and Exchange Commission
January 26, 2010

We would be grateful if the Staff would provide any comments at its earliest convenience so that we may provide any additional required responses.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.  Any questions regarding accounting issues may be addressed directly to Eggert Dagbjartsson, the President and Chief Executive Officer of the Company, at (877) 871-7445 or Noreen A. Martin at (617) 951-8373 of Bingham McCutchen LLP.

Respectfully submitted,

/s/ Noreen A. Martin
Noreen A. Martin

cc:	Eggert Dagbjartsson Victor Paci
William Andrews
Andrew White

Equity Resource Investments LLC
1280 Massachusetts Avenue, 4th Floor
Cambridge, MA 02138

January 26, 2010

Song Brandon
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Presidential Associates I Limited Partnership Preliminary Merger Proxy Statement on Schedule 14A Filed on December 7, 2009 File No. 000-12210

Schedule 13E-3 Filed December 7, 2009
Filed by Presidential Associates I Limited Partnership, ERI/Presidential LLC, ERI/Presidential Merger Sub Limited Partnership, Equity Resource Investments, LLC, Winthrop Financial Co., Inc., Linnaeus-Phoenix Associates Limited Partnership, DCA Adolphus LLC, ERI/Win GP LLC, ERF Manager LLC, Equity Resource Fund XXIV, LLC, ERF Fund XXIV GP LLC, Eggert Dagbjartsson, Victor J. Paci and Andrew Prague
File No. 005-39072

Dear Ms. Brandon:

In connection with the response letter dated January 26, 2010 submitted on our behalf, Presidential Associated I Limited Partnership, a Maryland limited partnership (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated January 6, 2010, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Noreen A. Martin at (617) 951-8373 of Bingham McCutchen LLP or the undersigned, Eggert Dagbjartsson, the President and Chief Executive Officer of the Company, at (877) 871-7445.

Very truly yours,

/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
President and Chief Executive Officer

cc:	Victor Paci
William Andrews
Andrew White
Noreen Martin